Exhibit 99.2
350 Legget Drive
Ottawa, Ontario, Canada
K2K 2W7
September 28, 2007
To the Shareholders of Mitel Networks Corporation
You are invited to attend the Annual Meeting of Shareholders of Mitel Networks Corporation to be held at The Marshes Golf Club, 320 Terry Fox Drive, Ottawa, Ontario, Canada on Tuesday, October 23, 2007 at 2:30 p.m., (Ottawa time).
We are pleased to report that on August 16, 2007, our planned acquisition of Inter-Tel (Delaware), Inc. (“Inter-Tel”) was completed for a total purchase price of US$723 million (or US$25.60 per share of Inter-Tel). Inter-Tel is now a wholly-owned subsidiary of Mitel. A portion of the acquisition was undertaken through new equity financing with funds associated with Francisco Partners II, L.P. (Francisco Partners”) and through Morgan Stanley Principal Investments, Inc.
As part of the new equity (and debt) financing, we undertook certain steps (as voted upon and approved at our special meeting of shareholders on June 22, 2007) to simplify our capital structure including the conversion of all outstanding series A and B convertible preferred shares and the creation of a new class of preferred shares (Class 1 Shares) that were subscribed for by or through Francisco Partners and Morgan Stanley. Our updated capital structure is more fully described in the enclosed Proxy Circular.
As a result of the new equity financing, the slate of nominees to the Mitel board of directors will be changing this year and the number of directors to be elected will increase from seven to nine. Three of our current members, Kirk Mandy (CEO of Zarlink), Guthrie Stewart (Senior Vice President of EdgeStone) and Paul Butcher (our President & COO) will not be seeking re-election this year. In their place, Benjamin Ball (Partner), David ibnAle (Partner), Thomas Ludwig (Vice President), all of Francisco Partners, Norman Stout (CEO of our US subsidiary Inter-Tel (Delaware) Inc.), and Jean-Paul Cossart (Associate Director of Infoteria of France) will be standing for election to the board of directors. Terence H. Matthews (our Chairman), Peter Charbonneau (General Partner, Skypoint Capital), Gilbert Palter (Chief Investment Officer and Managing Partner of EdgeStone) and Donald Smith (our CEO) will be seeking re-election.
The enclosed management proxy circular provides a further description of the proposed business of the Meeting to assist you in considering the matters to be voted upon. You are urged to review the management proxy circular carefully.
Your vote is important. Shareholders who are unable to attend the Meeting in person are encouraged to read the enclosed management proxy circular and then complete, date, sign and return a form of proxy unless your shares are registered in the name of an intermediary, in which case you should complete the form of proxy delivered to you by the intermediary. Non-registered shareholders should carefully follow the instructions of their intermediaries.
Thank you for your continued support of Mitel. We look forward to seeing you at the Meeting.
Sincerely,

Donald W. Smith
Chief Executive Officer